# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BETTER HOME & FINANCE HOLDING CO, CIK 0001835856
CUSIP: 08774B102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 World Trade Center,, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 05/16/2025
Amends the filing with accession number 0001104659-21-038401
Filed by CIK 0001851865
Persons authorized to receive notices and communications: Carl Marcellino Ropes & Gray L, 1211 Avenue of the Americas, New York, New York (NY), 10036-8704, (212) 596-9000

## Reporting persons
- Novator Capital Sponsor Ltd. (CIK 0001851865): type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 605,504; shared voting power 0; sole dispositive power 605,504; shared dispositive power 0; aggregate amount beneficially owned 605,504 (6.2% of the class)
  Comment: (1) The reported shares beneficially owned include (i) 559,704 shares of Class A Common Stock; and (ii) 45,800 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the "Warrants"). As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.
  
  (2) The reported percent of class represented is calculated based upon 9,716,145 shares of Class A Common Stock outstanding as of May 5, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on May 14, 2025, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Person.
- Livenandro Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thor Bjorgolfsson: type of reporting person: individual (IN); citizenship or place of organization: Iceland (K6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 822,228; shared voting power 0; sole dispositive power 822,228; shared dispositive power 0; aggregate amount beneficially owned 822,228 (8.4% of the class)
  Comment: (1) The reported shares beneficially owned include (i) 216,724 shares of Class A Common Stock held of record by Novator Capital Limited (f/k/a NaMa Capital Limited), a company incorporated in Guernsey ("NCL"); (ii) 559,704 shares of Class A Common Stock held of record by Novator Capital Sponsor Ltd., a Cyprus limited liability company ("NCSL"); and (iv) 45,800 shares of Class A Common Stock issuable upon the exercise of Warrants held of record by NCSL. As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.
  
  (2) The securities beneficially owned are held directly by NCL and NSCL, respectively, and Thor Bjorgolfsson may be deemed to have dispositive and voting control over those securities. Each of NCL and NCSL are indirectly 99.9% owned by the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trust Company SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie. Mr. Bjorgolfsson disclaims beneficial ownership of the shares owned by each of NCL and NCSL.
  
  (3) The reported percent of class represented is calculated based upon 9,716,145 shares of Class A Common Stock outstanding as of May 5, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on May 14, 2025, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by NCSL.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BETTER HOME & FINANCE HOLDING CO
Address of issuer's principal executive offices: 1 World Trade Center,, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment:
This Amendment No. 7 ("Amendment No. 7") amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, Amendment No. 2 filed with the SEC on October 20, 2023, Amendment No. 3 filed with the SEC on October 25, 2024, Amendment No. 4 filed with the SEC on November 21, 2024, Amendment No. 5 filed with the SEC on December 2, 2024, and Amendment No. 6 filed with the SEC on December 17, 2024, the "Original Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 7 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 7 is being filed to report the current percentage of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) and Warrants beneficially owned by the Reporting Persons, and reflects a decrease of more than one percent in the percentage of outstanding Class A Common Stock that each of Livenandro and Thor Bjorgolfsson beneficially own, or may be deemed to beneficially own, which resulted from (a) an increase in the total number of the Issuer's securities outstanding; (b) transfers of shares of Class A Common Stock and Warrants from Livenandro Holdings Limited, a Cyprus limited company ("Livenandro") to NCSL; (c) a transfer of shares of Class A Common Stock from NCSL to NCL; and (d) a transfer of shares of Class A Common Stock from NCSL to Prabhu Narasimhan, a member of the Issuer's board of directors. NCL was formerly known as NaMa Capital Limited and BB Trustee Company SA was formerly known as BB Trustees SA. As of the date of this Amendment No. 7, and as a result of the transactions reported herein Livenandro no longer holds any of the Issuer's securities and will therefore cease to be a Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds used by NCSL to purchase the securities described herein was the working capital of NCSL. The source of funds used by NCL to purchase the securities described herein was the working capital of NCL.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

NCSL Sale to NCSL

On December 16, 2024, NCSL sold 196,724 shares of Class A Common Stock of the Issuer to NCL at a price per share of $10.97.

NCSL Sale to Prabhu Narasimhan

On May 16, 2025, NCSL sold 42,352 shares of Class A Common Stock of the Issuer to Prabhu Narasimhan, a director of the Issuer, at a price per share of $ 14.10. The aggregate purchase price for such shares of Class A Common Stock is payable as an interest free debt repayable on demand owed by Prabhu Narasimhan to NCSL.

NCSL Purchase from Livenandro

On May 16, 2025, NCSL purchased: (i) 45,800 Warrants of the Issuer from Livenandro at a price per Warrant of $0.07; and (ii) 463,199 shares of Class A Common Stock of the Issuer from Livenandro at a price per share of $15.48.

NCSL and Livenandro are each indirectly 99.9% owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust. The purpose of the transfer and sale of the Warrants and shares of Class A Common Stock from Livenadro to NCSL was for internal structuring reasons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Livenandro ceased to be the beneficial holder more than five percent of the Issuer's Class A Common Stock on May 16, 2025.

## Signatures
- Novator Capital Sponsor Ltd.: /s/ Pericles Spyrou, Pericles Spyrou, Director (05/20/2025)
- Livenandro Holdings Limited: /s/ Pericles Spyrou, Pericles Spyrou, Director (05/20/2025)
- Thor Bjorgolfsson: /s/ Thor Bjorgolfsson, Thor Bjorgolfsson (05/20/2025)